Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 4, 2021 by and between Ackrell SPAC Sponsors I LLC, a Delaware limited liability company and Stephen N. Cannon (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common stock, $0.0001 par value per share, of Ackrell SPAC Partners I Co. Each Party hereto agrees that the Schedule 13D, dated January 4, 2021, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: January 4, 2021	ACKRELL SPAC SPONSORS I LLC

	By:	/s/ Stephen N. Cannon
Name: Stephen N. Cannon
Title: Managing Member

Date: January 4, 2021	/s/ Stephen N. Cannon
Stephen N. Cannon